CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" and "Experts” in the Combined Prospectus and Information Statement of Neuberger Berman Advisers Management Trust and in the “Conditions Precedent” section of the Plan of Reorganization and Dissolution attached as Appendix A to the Combined Prospectus and Information Statement and to the incorporation by reference of our reports, dated February 10, 2015, on the financial statements and financial highlights of Balanced Portfolio, Growth Portfolio, Mid Cap Growth Portfolio and Small Cap Growth Portfolio included in the Annual Reports to Shareholders of Neuberger Berman Advisers Management Trust for the year ended December 31, 2014.

/s/ Ernst & Young LLP

Boston, Massachusetts
 August 14, 2015